TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Carlos Aguilar, Deputy CEO and CFO                        Nathan Alber (investors, analysts, media)
011-525-55-629-8729                                                  714-742-4180
carlos.aguilarm@tmm.com.mx                                    nabler@dresnerco.com

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS SECOND-QUARTER 2019 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2019 Second-Quarter Results Include:

o	Consolidated - first-half income of $729.2 million.
o	Decreased Net Debt to $125.8 million & consequently reduction in financial costs.
o	Stockholders’ Equity of $2,115.8 million.
o	Financial Debt of 17.7 percent from Stockholders’ Equity.
o	Consolidated first-half EBITDA of $103.3 million.

(Mexico City, July 26, 2019) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the second quarter 2019.

MANAGEMENT OVERVIEW
 “The Company continues its client diversification strategy, cost optimization, as well as efforts to strengthen its balance sheet,” said José F. Serrano, Chairman and Chief Executive Officer of Grupo TMM. “We remain as the best option for Maritime-management transportation and logistics, during the slow recovery of the Mexican economy and energy industry during this first half of 2019.”
“Our breadth of experience in the industry allows Grupo TMM to offer the highest quality services for a wide range of customers in the Mexican and Caribbean energy industry.”
“Exploiting the market’s potential recovery, Grupo TMM is qualified to develop expansion projects concerning hydrocarbons transportation, storage and distribution. We are continually evaluating prospective strategic alliances to achieve mutual benefits in the development of new Company projects.”
Mr. Serrano added, “Group TMM reaffirms its responsibility to its shareholders to increase its investment value.  In the same way, the Company maintains its commitment to its personnel and Mexico’s economic development.”
SECOND-QUARTER 2019 OPERATING AND FINANCIAL RESULTS
The following information with respect to 2019 includes the new accounting standard for leases under the International Financial Reporting Standards (IFRS-16) effective as of January 1, 2019.  All monetary amounts are in millions of Mexican Pesos.
Consolidated revenues in the second quarter of 2019 were $366.5 million, compared to $408.8 million in the second quarter of 2018; mainly due to a decrease in income for the Maritime Division and Ports and Terminals Division due to the market’s slower than expected recovery, and partially offset by a 14.7 percent increase in Warehousing Services. Consolidated revenues for the first six months of 2019 were $729.2 million compared to $795.6 million for the same period of the previous year.
Consolidated operating results in the second quarter of 2019 reported a profit of $71.7 million, compared to a profit of $31.5 million in the same period last year. In the first six-month period of 2019 the consolidated operating result reported a profit of $42.9 million, compared to a profit of $49.3 million in the same period of 2018.
Non-recurrent operations in the second quarter of 2019 were $68.0 million in income compared to $12.2 million in income for the same period of previous year. The first six-month period of 2019 were $57.4 million in income compared to $19.0 million for the same period of 2018.
Consolidated EBITDA in the second quarter of 2019 was $102.2 million compared to $51.5 million recorded in the same period of the previous year. First-half 2019 consolidated EBITDA was $103.3 million compared to $90.1 million for the same period of 2018.
Maritime income in the second quarter of 2019 were $222.8 million compared to $258.2 million in the same period last year, mainly attributable to a decrease in the Offshore segment due to the lack of operation of the “Subsea 88,” as well as the reduction of the Maritime Management Fee; partially offset by an increase of calls in Bulk Carriers. Maritime revenues in the first six-month 2019 were $429.8 million, compared to $491.8 million reported in the same period of the previous year, mainly due to a decrease in Offshore segment, the reduction of the Maritime Management Fee, as well as a lower number of voyages in Parcel Tankers segment, partially offset by a higher number of calls and improved mix in Bulk Carriers segment.
Second-quarter 2019 Maritime operating profit was $52.6 million compared to $58.8 million in the same period last year, attributable to the results in the Maritime Management segment, partially offset by a cost reduction in the Offshore segment due to the disincorporation of one vessel, as well as a higher number of calls in Tugboats segment. During the first six months of 2019, Maritime operating profit was $67.4 million compared to $89.7 million in the same period of 2018.
Maritime EBITDA in the second quarter of 2019 was $67.7 million, compared to $73.7 million for the same period of the previous year; Maritime EBITDA margin was 30.4 percent. During the first six months of 2019 Maritime EBITDA was $97.3 million, compared to $120.4 million in the same period of last year. Maritime accumulated EBITDA margin in 2019 was 22.6 percent.
Ports and Terminals revenue was $96.3 million in the second quarter of 2019, compared to $109.3 million in the same period 2018, mainly due to a decrease in the Maintenance and Repair segment, attributable to a reduction of operations in Veracruz, partially offset by an increase of volumes of gravel and improved rates in Tuxpan, and an higher number of arrivals in the Shipping Agencies segment. Ports and Terminals revenue for the first six-month period of 2019 was $210.0 million compared to $223.6 million reported in the same period of last year.
Ports and Terminals operating profit in the second quarter of 2019 was $0.7 million, compared to $14.0 million in the same period of 2018, mainly due to a decrease in the Maintenance and Repair segment in Veracruz, partially offset by an increase of volumes of gravel in Tuxpan. During the first six months of 2019, Ports and Terminals operating profit was $19.4 million, compared to $37.9 million during the first six months of 2018.
In the second quarter of 2019, Ports and Terminals EBITDA was $5.8 million compared to $16.9 million in the same period of 2018; EBITDA margin was 6.0 percent. During first six months of 2019 Ports and Terminals EBITDA was $29.3 million compared to $43.6 million in the same period 2018. First-half 2019 EBITDA margin was 14.0 percent.
Warehousing Services continued its trend of improving revenues with an increase of 14.7 percent to $47.4 million in the second quarter of 2019 compared to $41.4 million in the same period of 2018, mainly attributable to operations of agricultural business segment. During first six months of 2019 revenues of Warehousing Services recorded an 11.3 percent increase, from $80.3 million in 2018 to $89.4 million in 2019.
Warehousing Services operating profit in the second quarter of 2019 was $5.3 million, compared to $1.9 million in the same period of 2018, mainly due to due to the Company’s cost optimization strategies and client diversification plan. In the same way, during the first six months of 2019, Warehousing Services reported a profit of $5.0 compared to a loss of $3.9 million in the same period for the previous year. The Company continues to develop its agricultural business segment supported by FIRA (federal government trust funds for rural development) and other financial institutions.
DEBT
As of June 30, 2018, Grupo TMM's net debt was $125.8 million. It should be noted that at the end of the 2019 second quarter; from total debt there was just $186.5 million of Short Term Debt and free cash was $248.8 million.
Total Debt*
– Millions of Mexican Pesos –
	As of 06/30/19	As of 12/31/18
Short-Term Debt	$186.5	$223.4
Long-Term Debt	188.1	392.1
Total Debt	$374.6	$615.5
Cash	248.8	318.2
Net Debt	$125.8	$297.3

Short-Term Leases	$11.0	$0.0
Long-Term Leases	487.3	0.0
Leases IFRS 16	$498.3	$0.0

Stockholders’ Equity	$2,115.8	$2,124.3
Book value per share	$20.70	$20.78

*Book Value

About Grupo TMM
Headquartered in Mexico City, Grupo TMM is a Mexican Maritime-management transportation and logistics Company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	June 30, 30,	December 31,
	2019	2018

Current assets:
Cash and cash equivalents	248.8	318.2
Accounts receivable
Accounts receivable – Net	428.4	397.0
Other accounts receivable	423.3	469.5
Prepaid expenses and others current assets	94.3	81.5
Total current assets	1,194.8	1,266.2
Property, machinery and equipment	2,611.3	2,725.6
Cumulative Depreciation	(363.1)	(409.2)
Property, machinery and equipment – Net	2,248.2	2,316.4
Rights of use	488.9	-
Other assets	207.3	198.4
Total assets	4,139.2	3,781.1

Current liabilities:
Bank loans and current maturities of long-term liabilities	186.5	223.4
Leases short-term	11.0	-
Suppliers	291.2	262.1
Other accounts payable and accrued expenses	447.5	375.9
Total current liabilities	936.2	861.4
Long-term liabilities:
Bank loans	188.1	392.1
Leases long-term	487.3	-
Deferred taxes	228.4	226.8
Other long-term liabilities	183.3	176.6

Total long-term liabilities	1,087.1	795.5
Total liabilities	2,023.4	1,656.8
Total stockholders´ equity	2,115.8	2,124.3
Total liabilities and stockholders´ equity	4,139.2	3,781.1

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Maritime	222.8	258.2	429.8	491.8
Ports and Terminals	96.3	109.3	210.0	223.6
Warehousing Services	47.4	41.4	89.4	80.3
Revenue from freight and services	366.5	408.8	729.2	795.6
Maritime	(155.1)	(184.4)	(332.5)	(371.4)
Ports and Terminals	(90.5)	(92.3)	(180.7)	(180.0)
Warehousing Services	(41.9)	(39.1)	(83.9)	(83.5)
Corporate and others	(0.1)	(0.1)	(0.3)	(0.2)
Cost of freight and services	(287.6)	(315.9)	(597.4)	(635.1)
Maritime	(15.2)	(15.0)	(29.9)	(30.8)
Ports and Terminals	(5.1)	(2.9)	(10.0)	(5.7)
Warehousing Services	(0.2)	(0.4)	(0.4)	(0.7)
Corporate and others	(10.1)	(1.8)	(20.2)	(3.6)
Depreciation and amortization	(30.5)	(20.0)	(60.4)	(40.7)
Corporate expenses	(44.7)	(53.5)	(85.8)	(89.5)
Maritime	52.6	58.8	67.4	89.7
Ports and Terminals	0.7	14.0	19.4	37.9
Warehousing Services	5.3	1.9	5.0	(3.9)
Corporate and others	(10.2)	(1.9)	(20.4)	(3.9)
Other (expenses) income - Net	68.0	12.2	57.4	19.0
Operating income	71.7	31.5	42.9	49.3
Financial (expenses) income - Net	(22.8)	(19.2)	(40.8)	(36.1)
Leases financial expenses	(13.8)	-	(27.6)	-
Exchange gain (loss) - Net	6.4	(10.1)	18.5	17.5
Net financial cost	(30.2)	(29.3)	(49.8)	(18.5)
Income (loss) before taxes	41.5	2.2	(6.9)	30.8
Provision for taxes	(1.0)	(0.3)	(1.5)	(1.0)
Net income (loss) for the period	40.6	1.9	(8.4)	29.8
Attributable to:
Minority interest	(0.7)	0.9	0.6	0.8
Equity holders of GTMM, S.A.B.	41.2	1.0	(9.1)	29.0

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	0.4	0.0	(0.1)	0.3

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	0.4	0.0	(0.1)	0.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Cash flow from operation activities:
Net Income (loss) for the period	40.6	1.9	(8.4)	29.8
Charges (credits) to income not affecting resources:
Depreciation & amortization	30.5	20.0	60.4	40.7
Other non-cash items	(57.5)	17.4	(33.1)	14.8
Total non-cash items	(27.0)	37.4	27.3	55.5
Changes in assets & liabilities	(40.0)	(43.0)	(24.0)	(102.7)
Total adjustments	(67.0)	(5.6)	3.3	(47.1)
Net cash used in operating activities	(26.4)	(3.6)	(5.1)	(17.4)

Cash flow from investing activities:
Proceeds from sales of assets	17.8	145.8	95.6	220.3
Payments for purchases of assets	(40.7)	(4.8)	(48.5)	(13.5)
Net cash provided by (used in) investment activities	(22.9)	141.0	47.1	206.7

Cash flow provided by financing activities:
Short-term borrowings (net)	(18.8)	(30.6)	(38.7)	(55.9)
Repayment of leases	(15.6)	-	(30.3)	-
Repayment of long-term debt	(19.8)	(166.9)	(36.3)	(205.2)
Net cash used in financing activities	(54.1)	(197.4)	(105.3)	(261.1)
Exchange effect on cash	(2.6)	14.7	(6.1)	(6.9)
Net decrease in cash	(106.0)	(45.3)	(69.4)	(78.6)
Cash at beginning of period	354.8	428.3	318.2	461.6
Cash at end of period	248.8	383.0	248.8	383.0
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.